AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, VIA EDGAR, ON MAY 21, 1998
                                                      REGISTRATION NO. 333-


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             LIBERTY PROPERTY TRUST
             (Exact name of Registrant as specified in its charter)

            MARYLAND                                            23-7768996
  (State or other jurisdiction                               (I.R.S. Employer
of incorporation or organization)                         Identification Number)

              65 VALLEY STREAM PARKWAY, MALVERN, PENNSYLVANIA 19355
                                 (610) 648-1700
          (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                             JAMES J. BOWES, ESQUIRE
                            65 VALLEY STREAM PARKWAY
                           MALVERN, PENNSYLVANIA 19355
                                 (610) 648-1700
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                  PLEASE SEND A COPY OF ALL CORRESPONDENCE TO:

                           RICHARD A. SILFEN, ESQUIRE
                     WOLF, BLOCK, SCHORR AND SOLIS-COHEN LLP
                         TWELFTH FLOOR PACKARD BUILDING
                              111 SOUTH 15TH STREET
                        PHILADELPHIA, PENNSYLVANIA 19102
                                 (215) 977-2000

      APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC:

     From time to time after this Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [x]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] ________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] ________

         If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box: [ ]

                         CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------
                                                                Proposed
                                                 Proposed        Maximum
                                    Amount        Maximum       Aggregate     Amount of
      Title of Shares                to be     Offering Price   Offering    Registration
      to be Registered            Registered    Per Unit (1)    Price (1)       Fee
----------------------------------------------------------------------------------------
Common Shares of Beneficial
Interest, $0.001 par value(2)...    974,194       $26.5625     $25,877,028     $7,634
========================================================================================

(1) Estimated solely for the purpose of computing the registration fee, pursuant to Rule 457(g) under the Securities Act of 1933, as amended (the "Securities Act"), and in accordance with Rule 457(c) under the Securities Act, based on the average of the high and low reported sale prices of the Common Shares of Beneficial Interest, $0.001 par value (the "Common Shares") of Liberty Property Trust (the "Trust") on the New York Stock Exchange on May 15, 1998.

(2) Includes rights to purchase Series A Junior Participating Preferred Shares of the Trust (the "Rights"). No separate consideration is paid for the Rights and, as a result, the registration fee therefor is included in the fee for the Common Shares.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

To appear vertically in left margin of prospectus:

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state.

                              Subject to Completion
                    Preliminary Prospectus dated May 21, 1998

PROSPECTUS

                                 974,194 SHARES
                             LIBERTY PROPERTY TRUST
                      COMMON SHARES OF BENEFICIAL INTEREST

         Liberty Property Trust (the "Company") is a self-administered and self-managed Maryland real estate investment trust (a "REIT"). The Company provides leasing, property management, acquisition, development, construction management, design management and other related services for a portfolio which, as of March 31, 1998, consisted of 496 industrial and office properties totaling approximately 36.1 million leasable square feet. Such properties are located principally in the Southeastern, Mid-Atlantic and Midwestern United States. As of March 31, 1998, the Company also had 47 properties under development and owned 953 acres of land for future development.

         This Prospectus relates to the Company's offer (the "Offering") to issue from time to time its common shares of beneficial interest, $0.001 par value (the "Common Shares"), to certain persons (the "Contributors") in exchange for units of limited partnership interest (the "Units") in Liberty Property Limited Partnership, a Pennsylvania limited partnership (the "Operating Partnership"). The Units were issued to the Contributors on May 14, 1997, in connection with their contribution to the Company of certain properties. Pursuant to the terms of the Operating Partnership's Second Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement"), the Contributors have the right, exercisable beginning on May 14, 1998, to convert their Units into Common Shares. The Offering is being made to the Contributors in accordance with the terms of the Partnership Agreement, and the issuance of the Common Shares offered hereby will be made in conformity with the terms of the Units, which require that upon conversion by a holder of Units, the Company issue one Common Share in exchange for each Unit, subject to adjustment as set forth in the Partnership Agreement and to applicable anti-dilution provisions. See "Plan of Distribution." The Company is the sole general partner of the Operating Partnership.

          The Company will not receive any of the proceeds from the sale of the Common Shares offered hereby. The Common Shares are traded on the New York Stock Exchange (the "NYSE") under the symbol "LRY."

                  SEE "RISK FACTORS" BEGINNING ON PAGE 2 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON SHARES OFFERED HEREBY.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                       ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

              The date of this Prospectus is              , 1998.

                                  RISK FACTORS

         Liberty Property Trust, a Maryland real estate investment trust (the "Trust"), conducts substantially all of its operations through Liberty Property Limited Partnership, a Pennsylvania limited partnership (the "Operating Partnership"). Unless the context otherwise requires, as used in this Prospectus, (i) the term "Operating Partnership" includes Liberty Property Limited Partnership and its subsidiaries (and, where the context indicates, its predecessor entities, Rouse & Associates, a Pennsylvania general partnership, and certain affiliated entities (collectively, the "Predecessor")) and (ii) the term "Company" includes the Trust and the Operating Partnership.

         This Prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's actual results could differ materially from those set forth in the forward-looking statements. For a discussion of certain factors that might cause such a difference, in addition to general investment risks and those factors incorporated by reference herein, prospective investors should consider, among others, the following factors:

GENERAL REAL ESTATE INVESTMENT RISKS

         Dependence on Tenants; Renewal of Leases and Reletting of Space. The Company's cash flow from operations will depend upon its ability to lease space in its portfolio of properties (the "Operating Properties") and in its properties currently under development (together with the Operating Properties, the "Properties") on economically favorable terms. Upon the expiration of leases, such leases may not be renewed, the space may not be relet or the terms of renewal or reletting (including rental rates, the cost of leasing commissions, required renovations and concessions to tenants) may be less favorable than current lease terms. If any or all of these events occur, the Company's cash flow from operations and ability to make expected distributions to shareholders could be adversely affected. The Company's cash flow from operations also would be adversely affected if tenants leasing a significant amount of space fail to pay rent, become bankrupt or, if for any other reason, such rents could not be collected. Moreover, to the extent a tenant defaults on a lease, the Company may experience delays and costs in enforcing its rights as lessor. Further, the Company may be adversely affected by various facts and events over which the Company will have no control, such as a change in the demand in the markets in which the Properties are located, the possible unavailability of prospective tenants and the possibility of economic or physical decline of the areas in which the Properties are located or physical damage to the Properties that would make them less attractive to tenants.

         Risks of Acquisition, Development and Construction Activities. The Company intends to continue acquisition and development of industrial and office properties. Acquisitions of additional properties and development activities entail risks that investments will fail to perform in accordance with expectations. With respect to the Company's development activities, such development opportunities may be abandoned, construction costs of any property may exceed original or budgeted estimates (possibly making the property uneconomical) and construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations.

         The Company anticipates that future acquisitions and developments will be financed, in whole or in part, under the Company's $325 million credit facility (the "Credit Facility"), through other forms of secured or unsecured financing or through utilization of access to capital markets. Such financings may result in the risk that, upon completion of construction, permanent financing for newly developed commercial properties may not be available or may be available only on disadvantageous terms. If financing is not available on acceptable terms for new acquisitions or developments undertaken without permanent financing, further acquisitions and development might be curtailed, cash available for distribution might be adversely affected and foreclosures on newly developed or acquired properties could occur. Further, if any particular property is not successful, the Company's losses could exceed its investment in the property.

         Competition. There are numerous developers and real estate companies that compete with the Company in seeking land for development, properties for acquisition and tenants for properties. The Company may be adversely affected by the fact that the availability of land for development within the Company's markets continues to diminish, as does the availability of high quality properties for acquisition within the Company's markets and elsewhere.

         Possible Environmental Liabilities. Under various federal, state and local laws, ordinances and regulations relating to the protection of the environment (collectively, "Environmental Laws"), a current or previous owner or operator of real estate may be liable for the cost of removal or remediation of certain hazardous or toxic substances disposed, stored, released, generated, manufactured or discharged from, on, at, onto, under or in such property. Environmental Laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence or release of such hazardous or toxic substances. In addition, the presence of any such substances, or the failure to properly remediate such substances when present, released or discharged, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. The cost of any required remediation and the liability of the owner or operator therefor as to any property is generally not limited under such Environmental Laws and could exceed the value of the property and/or the aggregate assets of the owner or operator. In addition to any action required by federal, state or local authorities, the presence of hazardous or toxic substances on any of the Properties, or on any properties acquired hereafter, could result in private plaintiffs bringing claims for personal injury or other causes of action. In connection with the ownership and operation of the Properties, and of any properties acquired hereafter, the Company may be potentially liable for remediation, release or injury. Further, various Environmental Laws impose on owners or operators the requirement of on-going compliance with rules and regulations regarding business-related activities that may affect the environment. Failure to comply with such requirements could result in difficulty in the lease or sale of any affected Property or the imposition of monetary penalties and fines in addition to the costs required to attain compliance.

INDEBTEDNESS

         Required payments on mortgages and other indebtedness generally are not reduced if the economic performance of any property declines. If such a decline occurs, the Company's income, funds from operations and cash available for distribution to shareholders will be adversely affected. If the payments under such indebtedness cannot be made, the Company could sustain a loss, which may include foreclosures by or judgments against the Company in favor of mortgagees. Further, instruments evidencing certain of the Company's indebtedness, including the Operating Partnership's Exchangeable Subordinated Debentures due 2001 (the "Exchangeable Subordinated Debentures") and the Credit Facility, contain cross-default and/or cross-acceleration provisions. Depending on the principal amount of the Exchangeable Subordinated Debentures that are exchanged for Common Shares, the Company may not have accumulated sufficient cash to repay the principal due on the Exchangeable Subordinated Debentures upon their maturity and may therefore be required to meet its obligations through refinancings. Additionally, certain of the Company's indebtedness, including indebtedness under the Credit Facility, bears interest at variable rates and, therefore, exposes the Company to the risk of increasing interest rates. There can be no assurance that the Company will be able to refinance this or any other indebtedness.

RISK OF ENTRY INTO NEW MARKETS

         The Company's business strategy contemplates expanding the Company's operations into additional new markets. In determining whether to enter a new market, management considers demographics, job growth, employment, real estate fundamentals and competition. There can be no assurance that the Company will be successful in its effort to identify new markets that will afford it the opportunity for favorable results or that the Company will be able to achieve such results in those markets.

DEPENDENCE ON PRIMARY MARKETS

         The Properties are located principally in the Southeastern, Mid-Atlantic and Midwestern United States. The Company's performance is, therefore, dependent upon economic conditions in these geographic areas. Like much of the country, the Southeastern, Mid-Atlantic and Midwestern United States have been subject to periods of economic decline.

TAX RISKS

         Adverse Consequences of the Failure to Qualify as a REIT. Although the Company believes that the Company qualifies as a REIT, no assurance can be given that the Company in fact has qualified, or will remain qualified, as a REIT. Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code of 1986, as amended (the "Code"), for which there are only limited judicial or administrative interpretations. The complexity of these provisions and of the applicable income tax regulations that have been promulgated under the Code (the "Treasury Regulations") is greater in the case of a REIT that holds its assets in partnership form. Moreover, no assurance can be given that new legislation, regulations, administrative interpretations or court decisions will not significantly alter the tax laws regarding qualification as a REIT or the federal income tax consequences of such qualification, possibly with retroactive effect. At the present time however, the Company has no reason to expect a change in such tax laws that would significantly and adversely affect the Company's ability to qualify and operate as a REIT.

         If in any taxable year the Company were to fail to qualify as a REIT, the Company would not be allowed a deduction for distributions to shareholders in computing its taxable income and would be subject to federal income tax on its taxable income at regular corporate rates. Moreover, unless entitled to relief under certain statutory provisions, the Company also would be disqualified from treatment as a REIT for the four taxable years following the year in which such qualification was lost, and if the Company subsequently requalified as a REIT, it may be required to pay a full corporate-level tax on any unrealized gain in its assets as of the date of requalification and to make distributions at that time equal to any earnings accumulated during the period of non-REIT status. As a result, such additional taxes would reduce the funds available for distribution to shareholders for each of the years involved. In addition, during the period in which the Company had lost its REIT status, the Company would no longer be required by the Code to make any distributions to shareholders. Although the Company intends to continue to operate in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause the Company's trustees, with the consent of the holders of a majority of the voting interest of all outstanding Common Shares, to revoke the election for the Company to qualify as a REIT. For further federal income tax considerations, including a discussion of the qualification of the Operating Partnership as a partnership for federal income tax purposes, see "Federal Income Tax Considerations with Respect to the Trust and the Operating Partnership -- Classification as a Partnership."

         Tax Consequences to Certain Officers and Trustees. Certain officers and trustees of the Company own Units which may be exchanged for Common Shares. Prior to the exchange of Units for Common Shares, officers and trustees of the Company who own Units may suffer different and more adverse tax consequences than holders of Common Shares upon the sale of certain of the Properties, the refinancing of debt associated with those properties or in connection with a proposed tender offer or merger involving the Company and, therefore, such individuals and the Company, as partners in the Operating Partnership, may have different objectives regarding the appropriate terms of any such transaction.

LIMITATIONS ON CHANGES IN CONTROL

         Ownership Limit. In order to protect its status as a REIT, the Company must satisfy certain conditions, including the condition that no more than 50% in value of its outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals. To this end, the Declaration of Trust, among other things, prohibits any holder from owning more than 5.0% of its outstanding shares of beneficial interest without the consent of the Board of Trustees of the Company (the "Board of Trustees"). This limitation may have the effect of precluding acquisition of control of the Company by a third party without the consent of the Board of Trustees.

         Shareholder Rights Plan. Under the Company's Shareholder Rights Plan (the "Plan"), each Right (as defined in the Plan), which is attached to each Common Share entitles the holder thereof (other than an Acquiring Person (as defined in the Plan)) to purchase from the Trust, under certain conditions, one one-thousandth of a Series A Junior Participating Preferred Share, $0.0001 par value, of the Trust for $100, subject to adjustment. Each Right may also, under certain conditions, entitle the holder thereof (other than an Acquiring Person) to receive Common Shares, or common shares of an entity acquiring the Company, or other consideration, each having a value equal to twice the exercise price of each Right ($200). The Trust has designated 200,000 Series A Junior

Participating Preferred Shares and has reserved such shares for issuance under the Plan. The Rights are redeemable by the Trust at a price of $0.0001 per Right. If not exercised or redeemed, all Rights will expire on December 31, 2007. The description and terms of the Rights are set forth in the Rights Agreement, dated as of December 17, 1997, between the Trust and Bank Boston, N.A., as Rights Agent.

         Staggered Board and Nominating Procedures. The Board of Trustees has three classes of trustees. The term of office of one class expires each year. Trustees for each class are elected for three-year terms upon the expiration of the respective class' term. Any nominee for trustee must have been selected pursuant to the nominating provisions contained in the Declaration of Trust and By-Laws. The staggered terms for trustees and such nominating procedures may affect the shareholders' ability to take control of the Company, even if a change in control were in the shareholders' interest.

         Preferred Shares. The Declaration of Trust authorizes the Board of Trustees to issue preferred shares and to establish the preferences and rights of any shares issued. The issuance of preferred shares could have the effect of delaying or preventing a change of control of the Company, even if a change in control were in the shareholders' interest.

ADVERSE IMPACT OF INCREASING MARKET INTEREST RATES ON MARKET PRICE

         One of the factors that may influence the price of the Common Shares in public markets is the annual yield on the Common Share price paid from dividend distributions by the Company. Thus, an increase in market interest rates may lead purchasers of Common Shares to demand a higher annual yield, which could adversely affect the market price of the Common Shares.

FORWARD-LOOKING STATEMENTS

         The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain materials filed or to be filed by the Company with the Commission and incorporated by reference herein contain statements that are or will be forward-looking, such as statements relating to acquisitions (including related pro forma financial information) and other business development activities, future capital expenditures, financing sources and availability and the effects of regulations (including environmental regulation) and competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements incorporated by reference herein. These risks and uncertainties include, but are not limited to, uncertainties affecting real estate businesses generally (such as entry into new leases, renewals of leases and dependence on tenants' business operations), risks relating to acquisition, construction and development activities, possible environmental liabilities, risks relating to leverage and debt service (including availability of financing terms acceptable to the Company and sensitivity of the Company's operations to fluctuations in interest rates), the potential for the use of borrowings to make distributions necessary to qualify as a REIT, dependence on the primary markets in which the Properties are located, the existence of complex regulations relating to status as a REIT and the adverse consequences of the failure to qualify as a REIT and the potential adverse impact of market interest rates on the market prices for the Company's securities.

                                   THE COMPANY

         Liberty Property Trust is a self-administered and self-managed real estate investment trust formed in 1994. The Company provides leasing, property management, acquisition, development, construction management, design management and other related services for the Operating Properties which, as of March 31, 1998, consisted of 329 industrial and 167 office properties totaling approximately 36.1 million leasable square feet. The Operating Properties were approximately 94.9% leased to approximately 1,500 tenants as of March 31, 1998. As of the same date, the Company also had 47 Development Properties, expected to generate approximately 4.5 million leasable square feet. As of March 31, 1998, the Company also owned 953 acres of land, anticipated by the Company to be capable of supporting, as and when developed, approximately nine million leasable square feet. The Properties and such land are located principally within the Southeastern, Mid-Atlantic and Midwestern United States.

         During the three months ended March 31, 1998, the Company increased its total leasable square footage of industrial and office space by approximately 11.4% through the acquisition of 48 properties totaling approximately 3.3 million leasable square feet, the completion of the development of seven properties totaling approximately 361,000 leasable square feet. In the same period, the Company also decreased its ownership of land for future development by four acres as a result of the purchase of 54 acres and the completion of development of 58 acres.

         The Company's executive offices are located at 65 Valley Stream Parkway, Malvern, Pennsylvania 19355. The telephone number is (610) 648-1700. The Company maintains offices in each of its principal markets.

                                RECENT ACTIVITIES

RECENT ACQUISITION AND DEVELOPMENT ACTIVITIES

         Since April 1, 1998, through May 15, 1998, the Company purchased 25 industrial and office properties comprising approximately 1.9 million leasable square feet for a Total Investment (as defined below) of $103.8 million. Of these 25 properties, 22 were industrial properties that contain approximately
1.8 million leasable square feet for a Total Investment of $93.8 million and three were office properties that contain approximately 94,000 leasable square feet for a Total Investment of $10.0 million. The "Total Investment" for a property is defined as the property's purchase price plus closing costs and management's estimate, as determined at the time of acquisition, of the cost of necessary building improvements in the case of acquisitions, or land costs and land and building improvement costs in the case of development projects, and where appropriate, other development costs and carrying costs required to reach rent commencement.

         As of May 15, 1998, the Company's portfolio consisted of 523 industrial and office properties totaling approximately 38.2 million leasable square feet. As of May 15, 1998, the Company also had 46 properties under development and owned 1,011 acres of land for future development.

PENDING ACQUISITIONS

         As of May 15, 1998, the Company had entered into agreements to acquire 13 industrial and office properties (the "Pending Acquisitions) which the Company considered probable of closing as of the date of this Prospectus. The Pending Acquisitions aggregate approximately 1.2 million leasable square feet and the aggregate Total Investment in the properties is estimated to be $89.4 million.

         The purchase of each of the properties comprising the Pending Acquisitions is subject to certain contingencies, including completion of due diligence satisfactory to the Company and other customary conditions. Accordingly, there can be no assurance that the Company will acquire any or all of such properties or that the acquisitions of such properties will be consummated for the estimated Total Investment.

                      TAX TREATMENT OF CONVERSION OF UNITS

         The Partnership Agreement provides that the conversion of Units will be treated by the Company, the Operating Partnership and the limited partner electing to convert such Units, for tax purposes, as a sale of Units. A converting limited partner will recognize gain or loss on the conversion of Units to the extent that the value of the Common Shares received upon conversion of such Units differs from such limited partner's basis in such Units.

         EACH LIMITED PARTNER CONSIDERING THE CONVERSION OF UNITS IS ADVISED TO CONSULT SUCH LIMITED PARTNER'S OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO SUCH LIMITED PARTNER OF SUCH CONVERSION.

                        FEDERAL INCOME TAX CONSIDERATIONS
             WITH RESPECT TO THE TRUST AND THE OPERATING PARTNERSHIP

         The following summary of the material federal income tax considerations with respect to the Trust and the Operating Partnership regarding the offering of the Common Shares is based on current law, is for general information only and is not intended as tax advice. The tax treatment of a holder of any of the Common Shares will vary depending on such holder's particular situation, and this summary is addressed only to holders that hold the Common Shares as capital assets and does not attempt to address all aspects of federal income taxation relating to holders of the Common Shares. Nor does it discuss all of the aspects of federal income taxation that may be relevant to certain types of holders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under the federal income tax laws.

         EACH PROSPECTIVE PURCHASER OF COMMON SHARES IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF THE COMMON SHARES AND OF THE TRUST'S ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE TRUST

         Management of the Trust believes that, commencing with the Trust's taxable year ended December 31, 1994, the Trust has been organized and operated in such a manner as to qualify as a REIT under Sections 856 through 860 of the Code. The Trust intends to continue to operate in such a manner as to qualify for taxation as a REIT in the future, but no assurance can be given that it has or will remain qualified.

         The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the Code sections that govern the federal income taxation of a REIT. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

         Wolf, Block, Schorr and Solis-Cohen LLP has opined that, commencing with the Trust's taxable year ended December 31, 1994, the Trust has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code for future taxable periods. It must be emphasized that the opinion of Wolf, Block, Schorr and Solis-Cohen LLP is based on certain assumptions and representations made by the Trust and the Operating Partnership as to factual matters. Moreover, such qualification and taxation as a REIT depend upon the Trust's future ability to meet, through actual annual operating results, certain distribution levels, the diversity of stock ownership requirements and the various other qualification tests imposed under the Code discussed below, the results of which may not be reviewed by Wolf, Block, Schorr and Solis-Cohen LLP. Accordingly, no assurance can be given that the actual results of the Trust's operation for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of failure to qualify as a REIT, see "--Failure to Qualify."

         As a REIT, the Trust generally is not subject to federal corporate income taxes on its net income that it currently distributes to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from investment in a corporation. However, the Trust will be subject to federal income or excise tax as follows. First, the Trust will be taxed at regular corporate rates on any undistributed real estate investment trust taxable income, including undistributed net capital gains. Second, under certain circumstances, the Trust may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Trust has (i) net income from the sale or other disposition of "foreclosure property" (generally property acquired by a REIT upon the default by a debtor with respect to indebtedness secured by the property or upon the default by a lessee where the REIT was the lessor) which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate tax rate on such income. Fourth, if the Trust has net income from "prohibited transactions" (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property and, effective for the Trust's taxable year ending December 31, 1998, dispositions of property that occur due to involuntary conversion), such income will be subject to a 100% tax. Fifth, if the Trust should fail to satisfy the 75% gross income test or the 95% gross income test (discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (i) the gross income attributable to the greater of the amount by which the Trust fails the 75% test or the 95% test in the taxable year, multiplied by (ii) a fraction generally intended to reflect the Trust's profitability. Sixth, if the Trust should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Trust would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Trust acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in the Trust's hands is determined by reference to the basis of the asset (or any other property) in the hands of such C corporation, and the Trust recognizes gain on the disposition of such asset during the 10-year period following acquisition of the asset, then, pursuant to guidelines issued by the Internal Revenue Service (the "IRS"), to the extent of the "built-in gain" (the excess of the fair market value of the asset on the date acquired over its adjusted tax basis at that date), such gain will be subject to tax at the highest regular corporate rate. The result described above with respect to the recognition of built-in gain assumes the Trust is eligible to make, and makes, an election pursuant to IRS Notice 88-19.

REQUIREMENTS FOR QUALIFICATION

         The Code defines a REIT as a corporation, trust or association (1) that is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (4) that is neither a financial institution nor an insurance Trust subject to certain provisions of the Code;
(5) the beneficial ownership of which is held by 100 or more persons; (6) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities as "individuals" for these purposes); and (7) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) to
(4), inclusive, must be met during the entire taxable year and that condition
(5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of determining stock ownership under the rule limiting ownership by five or fewer individuals, REIT shares held by a pension fund generally are treated as held proportionately by its beneficiaries and certain other attribution rules will apply.

         The Trust has satisfied and will continue to satisfy conditions (1) through (6) above. In making the "five or fewer individuals" determination, if treating interests in the Operating Partnership that can be converted into shares of the Trust as converted into outstanding shares would cause the Trust to fail that test, the interests are deemed to have been converted. In addition, the Declaration of Trust provides for restrictions regarding transfer of its shares, in order to assist the Trust in continuing to satisfy the share ownership requirements described in (5) and (6) above. Such transfer restrictions are included in the Declaration of Trust, filed as an exhibit to a report incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

         Code Section 856(i) provides that a corporation which is a "qualified REIT subsidiary" is not to be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a "qualified REIT subsidiary" are treated as assets, liabilities, and such items (as the case may be) of the REIT. A qualified REIT subsidiary is defined as a corporation 100% of the stock of which is held by the REIT at all times during the existence of the corporation. Effective for the Trust's taxable year ending December 31, 1998, a qualified REIT subsidiary will be defined as any corporation 100% of the stock of which is held by the REIT, regardless of whether the REIT has held such corporation's stock at all times during its existence. Thus, in applying the requirements described herein, the Trust's "qualified REIT subsidiaries" are ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiaries will be treated as assets, liabilities and items of the Trust.

         In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests described below. Thus, the Trust's proportionate share of the assets, liabilities and items of income of the Operating Partnership and the other partnerships through which the Trust's properties are owned (the "Property Partnerships") will be treated as assets, liabilities and items of income of the Trust for purposes of applying the requirements described herein. The references to the gross income or assets of the Trust, as discussed immediately below in "Income Tests" and "Assets Tests," include the Trust's proportionate share of the gross income or assets, as the case may be, of the Operating Partnership and the Property Partnerships.

INCOME TESTS

         For the Trust to maintain its qualification as a REIT, the Trust must satisfy three separate tests based on the nature of the underlying gross income. These requirements must be satisfied annually. First, at least 75% of the Trust's gross income (excluding gross income from prohibited transactions) for each taxable year must consist of income derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or certain types of "qualified temporary investment income." Second, at least 95% of the Trust's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, and from dividends, other types of interest, and gain from the sale or disposition of stock or securities or from any combination of the foregoing. Third, for its taxable years ending on or before December 31, 1997, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Trust's gross income (including gross income from prohibited transactions) for each taxable year.

         Rents received by the Trust will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above provided that several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally is not excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Special rules apply where the tenant is a sublessor with respect to property which permits a REIT to receive rent determined by reference to the income or profits of the tenant in some cases. Second, the Code provides that rents received from a tenant do not qualify as "rents from real property" in satisfying the gross income tests if the REIT, directly or through the applicable ownership attribution rules, owns 10% or more of such tenant (a "Related Party Tenant"). Although the Trust may lease portions of its properties to tenants that may constitute Related Party Tenants, the Trust does not believe that the rents attributable to such leases would cause the Trust to fail to satisfy the 75% or 95% gross income tests. Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, the portion of rent attributable to such personal property will not qualify as "rents from real property." The Trust does not anticipate that the rent attributable to the personal property leased in connection with the real property will be greater than 15% of the total rent received under the lease or, if it was as to any particular lease or group of leases, that the rent attributable to the personal property would cause the Trust to fail to satisfy the 75% or 95% gross income tests. Finally, in order for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor that is adequately compensated and from whom the REIT derives no revenue; provided, however, that the Trust may directly perform services "usually and customarily" rendered in connection with the rental of space for occupancy only and that are not otherwise considered "rendered to the occupant" of the property. The Trust has represented that it does not and will not knowingly (i) charge rent for any property that is based in whole or in part on the income or profits of any person or (ii) directly perform services considered to be rendered to the occupant of property, other than services usually and customarily rendered in connection with the rental of space for occupancy only.

         The Trust is a self-managed REIT; i.e., the Operating Partnership performs all of the management and leasing functions with respect to the properties it owns, provided that the services called for do not cause the rents received with respect to those leases to fail to qualify as "rents from real property." To the extent that the services provided are not "usual and customary" under the foregoing rules, the Trust will employ a qualifying independent contractor to render the services. The Trust may provide property management and leasing services to third parties and will provide services to an affiliated entity for a fee.

         Effective for the Trust's taxable years beginning on or after January 1, 1998, the Trust may render a de minimis amount of impermissible services to tenants, or in connection with the management of a property (together, "Impermissible Services"), without having otherwise qualifying rents from the property being disqualified as "rents from real property." In order to qualify for this de minimis exception, the amount received by the Trust for Impermissible Services with respect to any property for any taxable year may not exceed 1% of all amounts received or accrued by the Trust during such taxable year with respect to such property. For purposes of the foregoing, the amount treated as "received" by the Trust for Impermissible Services will not be less than 150% of the Trust's direct cost in rendering such service. However, the amount of any income that the Trust receives for Impermissible Services will not be treated as "rents from real property" for purposes of the gross income tests. The Operating Partnership may receive fees in consideration of the performance of management and administrative services with respect to any properties that are not owned entirely by the Operating Partnership. Although a portion of such management and administrative fees generally will not constitute "qualifying income" for purposes of the 75% and 95% gross income tests, the Trust Management believes that the aggregate amount of such fees, if any (plus any income from Impermissible Services and other nonqualifying income), in any taxable year will not cause the Trust to fail the 75% and 95% gross income tests.

         For purposes of the gross income test, the term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the net income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

         Generally, the failure to satisfy either or both of the 75% and 95% gross income tests will cause the REIT status of the Trust to terminate with the taxable year in which the failure occurs. Relief from the adverse consequences of such failure is available if the Trust's failure to meet such tests was due to reasonable cause and not willful neglect, the Trust attaches a schedule of the nature and the sources of its gross income to its income tax return, and any incorrect information set forth on the schedule is not due to fraud with intent to evade tax. It is not possible to state whether, in all circumstances, the Trust would be entitled to the benefit of these relief provisions. As discussed above in "Taxation of the Trust," even if these relief provisions apply, a tax would be imposed with respect to the excess of 75% or 95% of the Trust's gross income over the Trust's qualifying income in the relevant category, whichever is greater.

ASSET TESTS

         The Trust, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Trust's total assets must be represented by real estate assets (including (i) its allocable share of real estate assets held by partnerships in which the Trust owns an interest or held by "qualified REIT subsidiaries" of the Trust and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Trust), cash, cash items and governmental securities. Second, not more than 25% of the Trust's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Trust may not exceed 5% of the value of the Trust's total assets and the Trust may not own more than 10% of any one issuer's outstanding voting securities (other than the stock of a qualified REIT subsidiary, of which the REIT is required to own all of the stock, or of another real estate investment trust).

         The Operating Partnership owns 8.0% of the voting common stock and 100% of the non-voting common stock of Liberty Property Development Corp. ("Liberty Development") and none of the voting common stock and 100% of the non-voting common stock of Liberty Property Development Corp.-II ("Development-II" and, together with Liberty Development, the "Development Companies"). By virtue of its ownership of partnership interests in the Operating Partnership, the Trust owns its pro rata shares of the common stock of the Development Companies. The Operating Partnership does not own more than 10% of the voting securities of either of the Development Companies and, therefore, the Trust will not own more than 10% of the voting securities of either of the Development Companies. The IRS could contend that the Trust, through its interest in the Operating Partnership, should be viewed as owning more than 10% of the voting securities of either of the Development Companies because of its substantial economic positions in the Development Companies and because of the close business relationships between it and each of the two Development Companies. If such contention were sustained, the Trust would not qualify as a REIT. The Operating Partnership does not possess the requisite power to elect or designate a member of the respective Boards of Directors of the Development Companies, and there is no understanding or arrangement permitting the Trust to exercise voting power or control over the voting common stock of either of the Development Companies not owned by it. Accordingly, Wolf, Block, Schorr and Solis-Cohen LLP and the Trust do not believe that the Trust will be viewed as owning in excess of 10% of the voting securities of either of the Development Companies. Based on its analysis of the estimated value of the securities of the subsidiaries to be owned by the Operating Partnership relative to the estimated value of the other assets to be owned by the

Operating Partnership, the Trust has determined that its respective pro rata shares of the securities of the Development Companies held by the Operating Partnership do not exceed 5% of the total value of the Trust's assets. No independent appraisals will be obtained to support this conclusion and Wolf, Block, Schorr and Solis-Cohen LLP, in rendering its opinion as to the qualification of the Trust as a REIT, is relying solely on the representations of the Trust regarding the values of the Development Companies. The 5%-of-value requirement must be satisfied each time the Trust increases its ownership of securities of either of the Development Companies (including as a result of increasing its interest in the Operating Partnership as its limited partners exercise their conversion rights). Although the Trust plans to take steps to insure that it satisfies the 5% value test for any quarter with respect to which retesting is to occur, there can be no assurance that such steps will always be successful or will not require a reduction in the Operating Partnership's overall interest in either of the Development Companies.

         After initially meeting the asset tests at the close of any quarter, the Trust will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient non-qualifying assets within 30 days after the close of any quarter as may be required to cure any non-compliance.

ANNUAL DISTRIBUTION REQUIREMENTS

         To qualify as a REIT, the Trust is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (A) the sum of (i) 95% of the "REIT taxable income" of the Trust (computed without regard to the dividends paid deduction and the Trust's net capital gain) and (ii) 95% of the net taxable income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Trust timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent the Trust does not distribute all of the net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax on the undistributed amount at the regular corporate tax rates applicable to such income. Furthermore, if the Trust should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Trust would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

         The Trust has made, and intends to make, timely distributions to its shareholders in amounts sufficient to satisfy the annual distribution requirements. The Operating Partnership, as the general partner of each Property Partnership, is authorized under the various partnership agreements to cause distributions to be made to their respective partners of all available cash to permit the Trust to meet the annual distribution requirement. It is possible that, from time to time, the Trust may experience timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at REIT taxable income. Further, it is possible that, from time to time, the Trust may be allocated a share of net capital gain attributable to the sale of depreciable property which exceeds its allocable share of cash attributable to that sale. In such cases, the Trust may have less cash available for distribution than is necessary to meet the annual 95% distribution requirement or to avoid tax with respect to the capital gain or the excise tax imposed on certain undistributed income. To meet the 95% distribution requirement necessary to qualify as a real estate investment trust or to avoid tax with respect to capital gain or the excise tax imposed on certain undistributed income, the Trust may find it appropriate to arrange for short-term (or possibly long-term) borrowings or to pay distributions in the form of taxable stock dividends. Any such borrowings for the purpose of making distributions to shareholders of the Trust are required to be arranged through the Operating Partnership.

         Under certain circumstances, the Trust may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in the Trust's deduction for dividends paid for the earlier year. Thus, the Trust may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Trust will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

FAILURE TO QUALIFY

         If the Trust fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Trust would be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders of the Trust in any year in which the Trust failed to qualify would not be deductible by the Trust nor would there be a requirement to make distributions. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders of the Trust would be taxable as ordinary income, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Trust would also be disqualified from taxation as a REIT for the four taxable years following the year in which qualification was lost. It is not possible to state whether in all circumstances the Trust would be entitled to such statutory relief.

OTHER TAX CONSIDERATIONS

         The Trust may be subject to state or local taxation in various state or local jurisdictions, including those in which it transacts business. The state and local tax treatment of the Trust may not conform to the federal income tax consequences discussed above. Consequently, prospective investors should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Trust.

         To the extent that the Trust engages in real estate development activities in foreign countries or invests in real estate located in foreign countries, the Trust's profits from such activities or investments will generally be subject to tax in the countries where such activities are conducted or such properties are located. The precise nature and amount of such taxation will depend on the laws of the countries where the activities are conducted or the properties are located. Although the Trust will attempt to minimize the amount of such foreign taxation, there can be no assurance as to whether or the extent to which measures taken to minimize such taxes will be successful. If the Trust satisfies the annual distribution requirements for qualification as a REIT and is, therefore, not subject to federal corporate income tax on that portion of its ordinary income and capital gain that is currently distributed to its shareholders, the Trust will generally not be able to recover the cost of any foreign tax imposed on such profits from its foreign activities or investments by claiming foreign tax credits against its federal income tax liability on such profits. Moreover, the Trust will not be able to pass foreign tax credits through to its shareholders. As a result, to the extent that the Trust is required to pay taxes in foreign countries, the cash available for distribution to its shareholders will be reduced accordingly.

         The Operating Partnership will receive fees from an affiliated entity as consideration for services that the Operating Partnership will provide to such entity in connection with the development and management of the Kings Hill project in the United Kingdom ("U.K."). The amount of this fee income will not be qualifying income for purposes of the 75% or 95% gross income tests, although the Trust does not expect that the revenue derived from such services would cause it to fail the 75% or 95% gross income tests. The Trust may be subject to Corporation Tax in the U.K. at the rate of 33% on its share of such fee income if the Trust is deemed to have a branch or agency in the U.K. as a result of services that may be performed for such entity in the U.K. In addition, rental income received by the Trust with respect to leases of real property in the U.K. would be subject to U.K. withholding tax at the rate of 25%. It is possible that such rental income (together with any gain arising from the sale or other disposition of such properties) could instead be subject to Corporation Tax in the U.K. at the rate of 33% if the U.K. Inland Revenue did not regard the Trust as holding the properties for purposes of long term investment or if such income or gain were deemed attributable to a branch or agency of the Trust in the U.K. Such U.K. taxes will reduce the amount of cash available for distribution by the Trust to its shareholders out of such income.

TAX ASPECTS OF THE TRUST'S INVESTMENTS IN PARTNERSHIPS

         The following discussion summarizes certain federal income tax considerations applicable solely to the Trust's investment in the Operating Partnership and the Property Partnerships (collectively, the "Partnerships").

CLASSIFICATION AS A PARTNERSHIP

         The Trust will be required to include in its income its distributive share of the Operating Partnership's income and to deduct its distributive share of the Operating Partnership's losses, and the Trust and the Operating Partnership will be required to include in computing their income their respective distributive shares of the income and losses of the Property Partnerships only if the Operating Partnership and each of the Property Partnerships is classified, for federal income tax purposes, as a partnership rather than as an association taxable as a corporation.

         For taxable periods prior to January 1, 1997, an organization formed as a partnership was treated as a partnership rather than as a corporation for federal income tax purposes only if it possessed no more than two of the four corporate characteristics that the Treasury Regulations used to distinguish a partnership from a corporation. These four characteristics were continuity of life, centralization of management, limited liability, and free transferability of interests. Although neither the Operating Partnership nor the Property Partnerships requested a ruling from the IRS that they would be classified as partnerships for Federal income tax purposes, rather than as associations taxable as corporations, Wolf, Block, Schorr and Solis-Cohen LLP had opined that, based on the provisions of the respective partnership agreements of the Operating Partnership and each Property

Partnership, and certain factual assumptions and representations as to each of them, the Operating Partnership and each Property Partnership will be treated as partnerships for federal income tax purposes and not as associations taxable as corporations. Effective January 1, 1997, newly promulgated Treasury Regulations eliminated the four-factor test described above and, instead, permit partnerships and other non-corporate entities to be taxed as partnerships for federal income tax purposes without regard to the number of corporate characteristics possessed by such entity. Under those Regulations, both the Operating Partnership and each of the Property Partnerships will be classified as partnerships for federal income tax purposes unless an affirmative election is made by the entity to be taxed as a corporation. The Trust has represented that no such election has been made, or is anticipated to be made, on behalf of the Operating Partnership or any of the Property Partnerships. Under a special transitional rule in the Regulations, the IRS will not challenge the classification of an existing entity such as the Operating Partnership or a Property Partnership for periods prior to January 1, 1997 if: (i) the entity has a "reasonable basis" for its classification; (ii) the entity and each of its members recognized the federal income tax consequences of any change in classification of the entity made within the 60 months prior to January 1, 1997; and (iii) neither the entity nor any of its members had been notified in writing on or before May 8, 1996 that its classification was under examination by the IRS. Neither the Partnership nor any of the Property Partnerships changed their classification within the 60 month period preceding May 8, 1996, nor was any one of them notified that their classification as a partnership for federal income tax purposes was under examination by the IRS. Therefore, in reliance on the opinion previously rendered by Wolf, Block, Schorr and Solis-Cohen LLP, the Operating Partnership and each of the Property Partnerships should continue to be taxed as partnerships for federal tax purposes.

         If for any reason the Operating Partnership or a Property Partnership were taxable as a corporation rather than as a partnership for federal income tax purposes, the Trust would not be able to satisfy the income and asset requirements for status as a REIT. In addition, any change in the Operating Partnership's status or that of a Property Partnership for tax purposes might be treated as a taxable event, in which case the Trust might incur a tax liability without any related cash distribution. See "--Taxation of the Trust," above. Further, items of income and deduction for the Operating Partnership or a Property Partnership would not pass through to the respective partners, and the partners would be treated as stockholders for tax purposes. Each Partnership would be required to pay income tax at regular corporate tax rates on its net income and distributions to partners would constitute dividends that would not be deductible in computing the Partnership's taxable income.

INCOME TAXATION OF THE PARTNERSHIPS

         Partners, Not the Operating Partnership or Property Partnerships, Subject to Tax

         A partnership is not a taxable entity for federal income tax purposes. Rather, the Trust will be required to take into account its allocable share of the income, gains, losses, deductions and credits of each of the Operating Partnership and the Property Partnerships for any taxable year of such Partnerships ending within or with the taxable year of the Trust, without regard to whether the Trust has received or will receive any cash distributions. The same will be true for the Operating Partnership with respect to its allocable share of the income, gains, losses, deductions and credits of each of the Property Partnerships.

         Partnership Allocations

         Although a partnership agreement generally will determine the allocation of income and losses among partners, the allocations provided in the partnership agreement will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

         If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The allocations of taxable income and loss of each of the Operating Partnership and the Property Partnerships are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

         Tax Allocations With Respect to Pre-Contribution Gain

         Pursuant to Section 704(c) of the Code, income, gain, loss, and deduction attributable to appreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with the unrealized gain associated with the property at the time of the contribution. The amount of such unrealized gain is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (the "Book-Tax Difference"). In general, the fair market value of the properties owned (directly or indirectly) by the Trust and interests in Property Partnerships contributed to the Operating Partnership has been substantially in excess of their respective adjusted tax bases. The partnership agreements of each of the Operating Partnership and the Property Partnerships require that allocations attributable to each item of contributed property be made so as to allocate the tax depreciation available with respect to such property first to the partners other than the partner that contributed the property, to the extent of, and in proportion to, their book depreciation, and then, if any tax depreciation remains, to the partner that contributed the property. Upon the disposition of any item of contributed property, any gain attributable to the "built-in" gain of the property at the time of contribution would be allocated for tax purposes to the contributing partner. These allocations are intended to be consistent with the Treasury Regulations under
Section 704(c) of the Code.

         In general, participants in the formation of the Trust (and the Partnerships) have been allocated disproportionately lower amounts of depreciation deductions for tax purposes relative to their percentage interests in the Operating Partnership, and disproportionately greater shares relative to their percentage interests in the Operating Partnership of the gain on the sale by the Partnerships of one or more of the contributed properties. These tax allocations will tend to reduce or eliminate the Book-Tax Difference over the life of the Partnerships. Because the partnership agreements of the Partnerships adopt the "traditional method" in obtaining items allocable under Section 704(c) of the Code, the amounts of the special allocations of depreciation and gain under the special allocation rules of Section 704(c) of the Code may be limited by the so-called "ceiling rule" and may not always eliminate the Book-Tax Difference on an annual basis or with respect to a specific transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the

Partnerships may cause the Trust to be allocated less depreciation than would be available for newly purchased properties.

         The foregoing principles also apply in determining the earnings and profits of the Trust. The application of these rules may result in a larger share of the distributions from the Trust being taxable to shareholders as dividends.

         Basis in Operating Partnership Interest

         The Trust's adjusted tax basis in its partnership interest in the Operating Partnership generally (i) will be equal to the amount of cash and the basis of any other property contributed to the Operating Partnership by the Trust plus the fair market value of the Shares it issues or cash it pays upon conversion of interests in the Operating Partnership, (ii) has been, and will be, increased by (a) its allocable share of the Operating Partnership's income and (b) its allocable share of indebtedness of the Operating Partnership and of the Property Partnerships and (iii) has been, and will be, reduced (but not below zero) by the Trust's allocable share of (a) the Operating Partnership's loss and (b) the amount of cash distributed to the Trust, and by constructive distributions resulting from a reduction in the Trust's share of indebtedness of the Operating Partnership and the Property Partnerships.

         If the allocation of the Trust's distributive share of the Operating Partnership's loss would reduce the adjusted tax basis of the Trust's partnership interest in the Operating Partnership below zero, the loss is deferred until such time as the recognition of such loss would not reduce the Trust's adjusted tax basis below zero. To the extent that the Operating Partnership's distributions, or any decrease in the Trust's share of the indebtedness of the Operating Partnership or a Property Partnership (each such decrease being considered a constructive cash distribution to the partners), would reduce the Trust's adjusted tax basis below zero, such distributions (including such constructive distributions) would be includible as taxable income to the Trust in the amount of such excess. Such distributions and constructive distributions would normally be characterized as capital gain, and if the Trust's partnership interest in the Operating Partnership has been held for longer than the long-term capital gain holding period (currently, one year), the distributions and constructive distributions would constitute long-term capital gain. Based on Treasury Regulations to be issued, the tax rates applicable to such capital gain will likely vary depending on the precise amount of time such interest has been held by the Trust and the nature of the Operating Partnership's property. Based on certain undertakings by limited partners of the Operating Partnership, the Exchangeable Subordinated Debentures issued by the Operating Partnership are allocated for purposes of Section 752 of the Code disproportionately in favor of certain limited partners.

SALE OF THE PARTNERSHIPS' PROPERTY

         Generally, any gain realized by the Operating Partnership or a Property Partnership on the sale of property held by the Operating Partnership or a Property Partnership, or on the sale of partnership interests in the Property Partnerships, if the property or partnership interests are held for more than one year, will be long-term capital gain (except for any portion of such gain that is treated as depreciation or cost recovery recapture), and may result in capital gain distributions to the shareholders. See "--Taxation of Taxable Domestic Shareholders," below.

         The Trust's share of any gain realized on the sale of any property held by the Operating Partnership or a Property Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the trade or business of any of the Operating Partnership or the Property Partnerships will, however, be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership and the Property Partnerships intend to hold their properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating their properties and to make such occasional sales of such properties, including peripheral land, as are consistent with the investment objectives of the Trust and the Operating Partnership. Complete assurance cannot be given, however, that the Trust will be able to avoid owning property that may be characterized as property held "primarily for sale to customers in the ordinary course of business."

TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS

         As long as the Trust qualifies as a REIT, distributions made to the Trust's taxable U.S. shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. shareholders as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions that are designated as capital gain dividends will be taxed as gain from the sale or exchange of a capital asset held for more than one year (to the extent they do not exceed the Trust's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its stock. Subject to certain limitations, the Trust may further designate capital gain dividends as a "20% rate gain distribution," an "unrecaptured section 1250 gain distribution," or a "28% rate gain distribution," in which case such dividends will be taxable to recipient individual shareholders when received at tax rates of 20%, 25% and 28%, respectively. If no additional designation is made regarding a capital gain distribution, it will be treated as a 28% rate gain distribution. Corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income.

         Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a shareholder's shares, they will be included in income as short-term, mid-term or long-term capital gain (depending on the length of time the shares have been held) assuming the shares are a capital asset in the hands of the shareholder. In addition, any dividend declared by the Trust in October, November or December of any year payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Trust and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by the Trust during January of the following calendar year. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Trust.

         In general, a domestic shareholder will realize capital gain or loss on the disposition of Common Shares equal to the difference between (i) the amount of cash and the fair market value of any property received on such disposition, and (ii) the shareholder's adjusted basis of such Common Shares. Subject to certain exceptions, the maximum rate of tax on net capital gains of individuals, trusts and estates from the sale or exchange of capital assets is 28% in respect of capital assets held for more than one year but not more than 18 months and is 20% in respect of capital assets held for more than 18 months. Any loss upon a sale or exchange of shares by a shareholder who has held such shares for six months or less (after applying certain holding-period rules) will be treated as a long-term capital loss to the extent of distributions from the Trust required to be treated by such shareholder as long-term capital gain.

         Effective for its taxable years beginning on or after January 1, 1998, the Trust may elect to retain its net long-term capital gains recognized during a taxable year ("Retained Gains") and pay a corporate-level tax on such Retained Gains. Corporations are currently subject to a maximum 35 percent tax on recognized capital gains. A shareholder owning the Trust's shares of beneficial interest on December 31 of any taxable year in which the Trust has Retained Gains would be required to include in gross income such shareholder's proportionate share of the Retained Gains (as designated by the Trust in a notice mailed to shareholders within 60 days following the end of the taxable year). The amount of any corporate-level tax paid by the Trust in respect of the Retained Gains (the "Trust Tax") would be treated as having been paid by the shareholders of the Trust and each shareholder would receive a credit for such shareholder's share of the Trust Tax. A shareholder's basis in his shares of beneficial interest would increase by the excess of such shareholder's proportionate share of the Retained Gains over the shareholder's share of the Trust Tax. Unless the Retained Gains were treated as actually distributed, it is possible that the Retained Gains might be subject to the Excise Tax.

BACKUP WITHHOLDING

         The Trust will report to its U.S. shareholders and the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such shareholder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide the Trust with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Trust may be required to withhold a portion of capital gain distributions to shareholders who fail to certify their non-foreign status to the Trust. The United States Treasury has recently issued final regulations (the "Final Regulations") which affect the procedures regarding the withholding and information reporting rules discussed above. In general, the Final Regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify and modify reliance standards. The Final Regulations are generally effective for payments made on or after January 1, 1999, subject to certain transition rules. Prospective investors should consult their own tax advisors concerning the adoption of the Final Regulations and the potential effect on their ownership of Common Shares. See "-- Taxation of Foreign Shareholders."

TAXATION OF TAX-EXEMPT SHAREHOLDERS

         Generally, distributions to a tax-exempt entity from a real estate investment trust do not constitute unrelated business taxable income, as defined in Section 512(a) of the Code ("UBTI"), provided that the tax-exempt entity has not financed its acquisition of its shares with "acquisition indebtedness" within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity. Thus, distributions by the Trust to shareholders that are tax-exempt should not be taxable as UBTI, provided that no acquisition indebtedness was incurred with respect to such shares.

         Some or all of the distributions by a real estate investment trust to a tax-exempt employee's pension fund that owns more than 10% in value of the real estate investment trust are treated as UBTI if the real estate investment trust constitutes a "pension-held REIT" and if other conditions are met. In order to constitute a "pension-held REIT" the real estate investment trust must meet the test for classification as a real estate investment trust only because tax-exempt pension funds are not treated as a single individual for purposes of the "five-or-fewer" rule (see "Risk Factors --Limitations on Changes in Control -- Ownership Limit") and either (A) one pension fund owns more than 25% in value of the real estate investment trust or (B) one or more pension funds (holding at least 10% in value of the real estate investment trust each) own, in the aggregate, more than 50% of the value of the real estate investment trust. In addition, the gross income of the real estate investment trust derived from activities that would constitute unrelated trades or businesses, computed as if the REIT was a "qualified trust," must be at least five percent of the gross income of the real estate investment trust in the taxable year in which the distributions are made. The ownership limitations in the Declaration of Trust (assuming no waiver by the Board of Trustees) would prevent the Trust from being classified as a "pension-held REIT."

TAXATION OF FOREIGN SHAREHOLDERS

         The rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders (collectively, "Non-U.S. Shareholders") are complex, and no attempt will be made herein to provide more than a summary of the rules. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in the Common Shares offered hereby, including any reporting requirements, as well as the tax treatment of such an investment under their home country laws. If income from the investment in the Common Shares offered hereby is treated as "effectively connected" with the Non-U.S. Shareholder's conduct of a United States trade or business, the Non-U.S. Shareholder generally will be subject to a tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to the dividends (and may also be subject to the 30% "branch profits" tax in the case of a shareholder that is a foreign corporation). The remainder of this discussion assumes that the distributions do not constitute "effectively connected" income. Prospective investors whose investment in Common Shares may be "effectively connected" with the conduct of a United States trade or business should consult their own tax advisors as to the tax consequences thereof.

         Distributions by the Trust that are not attributable to gain from sales or exchanges by the Trust of United States real property interests and not designated by the Trust as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Trust. Such distributions, ordinarily, will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. Distributions in excess of current and accumulated earnings and profits of the Trust will not be taxable to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Shareholder's shares, such distributions will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of his shares in the Trust, as described below. The Trust expects to withhold United States income tax at the rate of 30% on the gross amount of any distributions made to a Non-U.S. Shareholder unless (i) a lower treaty rate applies and the Non-U.S. Shareholder files all necessary forms required to establish eligibility for the lower rate and provides certification as to such eligibility, if necessary, or (ii) the Non-U.S. Shareholder files an IRS Form 4224 with the Trust certifying that the investment to which the distribution relates is "effectively connected" to a United States trade or business of such Non-U.S. Shareholder. Lower treaty rates generally applicable to dividend income may not necessarily apply to distributions from a REIT, such as the Trust. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distributions will be subject to withholding at the same rate as dividends. Pursuant to recently enacted legislation, effective for distributions made after August 20, 1996, the Trust is obligated to withhold 10% of the amount of any distribution in excess of the Trust's current and accumulated earnings and profits. However, amounts withheld are refundable if it is subsequently determined that the distribution was in excess of current and accumulated earnings and profits of the Trust and the amount withheld exceeded the Non-U.S. Shareholders' United States tax liability, if any.

         For any year in which the Trust qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Trust of United States real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, these distributions are taxed to a Non-U.S. Shareholder as if the gain were "effectively connected" with a United States business. Non-U.S. Shareholders would be taxed at the normal capital gain rates applicable to domestic shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), without regard to whether such distributions are designated by the Trust as capital gain dividends. Also, distributions subject to FIRPTA may be subject to a 30% "branch profits" tax in the hands of a foreign corporate shareholder not entitled to treaty exemption. The Trust is required by applicable income tax regulations that have been promulgated under the Code (the "Treasury Regulations") to withhold 35% of any distribution that could be designated by the Trust as a capital gains dividend. This amount is creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

         Gain recognized by a Non-U.S. Shareholder upon a sale of shares generally will not be taxed under FIRPTA if the Trust is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. The Trust currently is a "domestically controlled REIT," and anticipates continuing to be so classified, and therefore the sale of the Common Shares offered hereby should not be subject to taxation under FIRPTA. However, because the Common Shares will be publicly traded, no assurance can be given that the Trust will continue to so qualify. Notwithstanding the foregoing, any gain not otherwise subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (i) investment in the shares is effectively connected with the Non-U.S. Shareholder's United States trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. shareholders with respect to the gain (a shareholder that is a foreign corporation may also be subject to the 30% "branch profits" tax), or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder will be subject to the same treatment as U.S. shareholders with respect to the gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals and, in the case of foreign corporations, subject to the possible application of the 30% "branch profits" tax).

         If the proceeds of a disposition of Common Shares are paid by or through a United States office of a broker, the payment is subject to information reporting requirements and to backup withholding unless the disposing Non-U.S. Shareholder certifies as to his name, address, and non-United States status or otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to the payment of disposition proceeds if the payment is made outside the United States through a non-United States broker. United States information reporting (but not backup withholding) will apply, however, to a payment of disposition proceeds outside the United States if (i) the payment is made through an office outside the United States that is either (a) a United States person, (b) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (c) a "controlled foreign corporation" for United States federal income tax purposes, and (ii) the broker fails to obtain documentary evidence that the Shareholder is a Non-U.S. Shareholder and that certain conditions are met or that the Non-U.S. Shareholder is otherwise entitled to an exemption. The Final Regulations, issued by the United States Treasury on October 6, 1997, affect the rules applicable to payments to foreign persons. In general, the Final Regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify and modify reliance standards. The Final Regulations also address certain issues relating to intermediary certification procedures designed to simplify compliance by withholding agents. The Final Regulations are generally effective for payments made on or after January 1, 1999, subject to certain transition rules. Prospective investors should consult their own tax advisors concerning the adoption of the Final Regulations and the potential effect on their ownership of the Common Shares.

                              PLAN OF DISTRIBUTION

         This Prospectus relates to the Company's offer to issue from time to time its Common Shares to the Contributors in exchange for Units. The Contributors may exercise their right to cause such conversion by delivering the notice prescribed by the Partnership Agreement (a copy of which is available from the Company) and attached as Schedule 1 to Exhibit D thereto (the "Conversion Notice") to the Company. Upon delivering such Conversion Notice, the applicable limited partner will receive, in accordance with the provisions of the Partnership Agreement, a number of Common Shares equal to the number of Units tendered by such limited partner for conversion, multiplied by the Conversion Factor (as defined by the Partnership Agreement), which is currently one share per Unit.

         Upon the consummation of any such conversion, the Company will acquire the Units being converted and will become the owner of the Units. Such an acquisition by the Company will be treated as a sale of the Units to the Company for Federal income tax purposes. See "Tax Treatment of Conversion of Units." The Company will not realize any cash proceeds from the conversion of Units into Common Shares. Each conversion will, however, increase the Company's ownership interest in the Operating Partnership and its allocable share of the Operating Partnership's income. The Company intends to pay all expenses of registering the Conversion Shares. Upon such a conversion, such limited partner's right to receive distributions with respect to the Units converted will cease. However, the limited partner will then have rights as a shareholder of the Company from the time of his or her acquisition of Common Shares, including the payment of dividends.

         A limited partner must notify the Company, as general partner of the Operating Partnership, of such partner's desire to require the Company to convert Units into Common Shares by sending the Conversion Notice to the Company. A limited partner must request the conversion of at least 1,000 Units (or all of the Units held by such holder, if less). Closing on the issuance of Common Shares offered hereby to a Contributor exercising such Contributor's right to convert Units shall, unless otherwise mutually agreed, occur 70 days after receipt by the Company of the Conversion Notice.

         The Common Shares are listed on the NYSE.

                                  LEGAL MATTERS

         Weinberg & Green LLC, Baltimore, Maryland, has rendered an opinion with respect to the legality of the Common Shares offered hereby. The statements in this Prospectus under the caption "Federal Income Tax Considerations with Respect to the Trust and the Operating Partnership" and the other statements herein relating to the Trust's qualification as a real estate investment trust will be passed upon for the Trust by Wolf, Block, Schorr and Solis-Cohen LLP, Philadelphia, Pennsylvania, although such firm has rendered no opinion as to matters involving the imposition of non-U.S. taxes on the operations of, and distributions of payments from, its United Kingdom affiliate. Michael M. Dean, a partner of Wolf, Block, Schorr and Solis-Cohen LLP, is the sole trustee of irrevocable trusts established by three individuals who were senior executives of the Company at the time of its formation for the benefit of their respective children. Each of such trusts received limited partnership interests in the Operating Partnership in connection with the Company's formation in exchange for interests in the Rouse Group owned by such trusts.

                                     EXPERTS

         The consolidated financial statements of the Trust and the Operating Partnership appearing in the Annual Reports (Form 10-K) of the Trust and the Operating Partnership for the year ended December 31, 1997 and the historical summary of gross income and direct operating expenses of the First Industrial Properties for the year ended December 31, 1997 appearing in the Current Report (Form 8-K) of the Trust and the Operating Partnership, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements and historical summary of gross income and direct operating expenses are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

         The statements of operating revenues and certain operating expenses of
(i) the Acquisition Properties and (ii) the Pureland Properties, each of such capitalized terms as defined in the respective Current Reports (Form 8-K) of the Trust and the Operating Partnership relating thereto, all of such statements for the year ended December 31, 1997 and appearing in the respective Current Reports (Form 8-K) of the Trust and the Operating Partnership, filed on March 12, 1998 and April 17, 1998, respectively, have been audited by Fegley & Associates, independent auditors, as set forth in their reports thereon included in the respective Current Reports (Form 8-K) and incorporated herein by reference. Such statements of operating revenues and certain operating expenses are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                              AVAILABLE INFORMATION

         The Trust and the Operating Partnership are subject to the informational requirements of the Exchange Act, and, in accordance therewith, file reports and other information with the Commission, including proxy statements in the case of the Trust. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Electronic filings made through the Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") are publicly available through the Commission's Web site (http://www.sec.gov). The Common Shares are listed on the NYSE, and reports, proxy statements and other information regarding the Trust and the Operating Partnership may also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

         The Trust and the Operating Partnership have filed with the Commission a Registration Statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act with respect to the Securities offered hereby. This Prospectus constitutes a part of the Registration Statement. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus or in any document incorporated by reference in this Prospectus as to the contents of any contract or other document referred to in this Prospectus are not necessarily complete and, in each instance where such contract or document has been filed as an exhibit to the Registration Statement or other document incorporated by reference, reference is made to the copy of such contract or other document, each such statement being qualified in all respects by such reference. The Registration Statement, together with exhibits thereto, may be inspected at the Commission's public reference facilities in Washington, D.C., and copies of all or any part thereof may be obtained from the Commission upon the payment of prescribed fees.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed with the Commission under the Exchange Act are hereby incorporated by reference herein as of their respective dates:

                  (a) The Annual Report on Form 10-K of the Trust and the Operating Partnership for the fiscal year ended December 31, 1997;

                  (b) The Quarterly Report on Form 10-Q of the Trust and the Operating Partnership for the fiscal quarter ended March 31, 1998;

                  (c) The Current Reports on Form 8-K of the Trust and the Operating Partnership filed March 5, 1998, March 12, 1998 and April 17, 1998; and

                  (d) The description of the Common Shares contained in the Registration Statement on Form 8-A of the Trust registering such securities under Section 12 of the Exchange Act.

         All documents and reports filed by the Trust or the Operating Partnership pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to termination of the offering described herein shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of filing of such documents or reports, except as to any portion of any future annual or quarterly report to the holders of securities of the Trust or the Operating Partnership or any proxy or information statement which is not deemed to be filed under such provisions.

         Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the Registration Statement or this Prospectus modifies or supersedes such statement. Any such statement so modified or superseded, except as so modified or superseded, shall not be deemed to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Requests for such copies should be directed to the Company at 65 Valley Stream Parkway, Malvern, Pennsylvania 19355, Attention: Investor Relations; telephone (610) 648-1700.

================================================================================
NO DEALER, SALES PERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON SHARES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE ITS DATE.


                                TABLE OF CONTENTS

                                   PROSPECTUS

                                                                            PAGE
Risk Factors...............................................................   2
The Company................................................................   7
Recent Activities..........................................................   8
Tax Treatment of Conversion of Units.......................................   9
Federal Income Tax Considerations with Respect
   to the Trust and the Operating Partnership..............................   9
Plan of Distribution.......................................................  25
Legal Matters..............................................................  26
Experts....................................................................  26
Available Information......................................................  27
Incorporation of Certain Documents by Reference............................  28

================================================================================


                                 974,194 SHARES

                                     LIBERTY
                                 PROPERTY TRUST


                                  COMMON SHARES
                             OF BENEFICIAL INTEREST




                                 --------------




                                   PROSPECTUS

                                             , 1998

                                 --------------


================================================================================

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the costs and expenses of the sale and distribution of the Securities being registered, all of which are being borne by the Trust.

         Securities and Exchange Commission registration fee............ $ 7,634
         Legal fees and expenses........................................  10,000
         Accounting fees and expenses...................................   4,000
         Miscellaneous..................................................   5,000
                                                                         -------
              Total                                                      $26,634
                                                                         =======

         All expenses except the Securities and Exchange Commission registration fee are estimated.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


         Under Section 8-301(15) and 2-418 of the Maryland General Corporation Law, as amended, the Trust has the power to indemnify trustees and officers under certain prescribed circumstances (including when authorized by a majority vote of a quorum of disinterested trustees, by a majority vote of a committee of two or more disinterested trustees, by independent legal counsel, or by shareholders) and, subject to certain limitations (including, unless otherwise determined by the proper court, when such trustee or officer is adjudged liable to the Trust), against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his or her being a trustee or officer of the Trust if it is determined that he or she acted in accordance with the applicable standard of conduct set forth in such statutory provisions including when such trustee or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the Trust's best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

         Article XII of the Trust's By-laws provides that the Trust has the power to indemnify trustees, officers and shareholders of the Trust against expenses (including legal fees) reasonably incurred by any of them in connection with the successful defense of a proceeding to which such person was made a party by reason of such status, whether the success of such defense was on the merits or otherwise, to the maximum extent permitted by law. The trustees, officers and shareholders of the Trust also have the right, in certain circumstances, to be paid in advance for expenses incurred in connection with any such proceedings.

ITEM 16. EXHIBITS.

         Item          Description
         ----          -----------

         4 Rights Agreement, dated as of December 17, 1997, by and between the Trust and the Rights Agent (including as Exhibit A thereto the Form of Articles Supplementary Relating to Designation, Preferences, and Rights of Series A Junior Participating Preferred Shares of Liberty Property Trust, as Exhibit B thereto the Form of Rights Certificate and as Exhibit C thereto the Summary of Rights to Purchase Series A Junior Participating Preferred Shares). (Incorporated by reference to Exhibit 1 to the Trust's Registration Statement on Form 8-A filed with Commission on December 23, 1997).

         5             Opinion of Weinberg & Green LLC.

         23.1          Consent of Ernst & Young LLP.

         23.2          Consent of Fegley & Associates.

         23.3          Consent of Weinberg & Green LLC (included in Exhibit 5).

         24 Powers of Attorney (included on signature pages included in this Registration Statement).

ITEM 17. UNDERTAKINGS.

         (a)      The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                           (i) To include any prospectus required by Section
                  10(a)(3) of the Securities Act;

                           (ii) To reflect in the Prospectus any facts or events
                  arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

                           (iii) To include any material information with
                  respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         provided, however, that paragraphs (i) and (ii) of this paragraph do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to trustees, officers or controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                        SIGNATURES AND POWERS OF ATTORNEY

         Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Malvern, Commonwealth of Pennsylvania, on the 15th day of May, 1998.


                                    LIBERTY PROPERTY TRUST


                                    By: /s/ Willard G. Rouse III
                                       --------------------------------
                                        Willard G. Rouse III
                                        Chief Executive Officer

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Willard G. Rouse III, Joseph P. Denny and George J. Alburger, Jr., his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and any additional related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (including post-effective amendments to the Registration Statement and any such related registration statements), and to file the same, with all exhibits thereto, and any other documents in connection therewith, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities with the above Registrant and on the dates indicated.

Signature                      Title                                    Date
---------                      -----                                    ----

/s/ Willard G. Rouse III       Chairman of the Board of Trustees    May 15, 1998
Willard G. Rouse III           and Chief Executive Officer
                               (Principal Executive Officer)


/s/ George J. Alburger, Jr.    Chief Financial Officer              May 15, 1998
George J. Alburger, Jr.        (Principal Financial and
                               Accounting Officer)

Signature                      Title                                    Date
---------                      -----                                    ----

/s/ Frederick F. Buchholz      Trustee                              May 15, 1998
Frederick F. Buchholz



/s/ Joseph P. Denny            Trustee                              May 15, 1998
Joseph P. Denny



/s/ J. Anthony Hayden          Trustee                              May 15, 1998
J. Anthony Hayden



/s/ M. Leanne Lachman          Trustee                              May 15, 1998
M. Leanne Lachman



/s/ David L. Lingerfelt        Trustee                              May 15, 1998
David L. Lingerfelt



/s/ John A. Miller             Trustee                              May 15, 1998
John A. Miller



/s/ Stephen B. Seigel          Trustee                              May 15, 1998
Stephen B. Siegel